July 20, 2022	Prudential plc 1 Angel Court london ec2r 7aG www.prudentialplc.com

BY EDGAR

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

Washington, D.C. 20549

United States

Attention: John Spitz

   Michael Volley

Re:	Prudential plc

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed March 17, 2022

Response Dated May 19, 2022

File No. 001-15040

Dear Mr. Spitz and Mr. Volley,

On behalf of Prudential plc (the “Company” or “Prudential”), we are respectfully requesting an extension regarding the proposed date to file Prudential’s response to the Comment Letter dated July 12, 2022 from the Staff of the U.S. Securities and Exchange Commission regarding the above referenced filing by Prudential. Prudential expects to provide its response to the Comment Letter no later than August 12, 2022.

This additional time should be sufficient to compile the information required in order to respond to the comments, as well as have the responses appropriately reviewed by Prudential’s Audit Committee and independent registered public accounting firm.

If you have any further questions, please contact Rebecca Wyatt (Chief of Financial & Capital Reporting), whose contact details are included at the foot of this letter, to assist you as required.

Sincerely,

/s/ James Turner
James Turner
Group Chief Financial Officer
Prudential plc

cc:          Rebecca Wyatt, Prudential plc

(rebecca.wyatt@prudentialplc.com, telephone + 44 20 3977 9768)

Timothy Corbett, Morgan Lewis & Bockius LLP

Prudential plc, 1 Angel Court, London, EC2R 7AG.

Incorporated and registered in England and Wales. Registered Office as above. Registered number 1397169.

Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated, as applicable, by the Hong Kong Insurance Authority and other regulatory authorities.